MEMORANDUM

August 1, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jim Allegretto

RE:    Cleco Corporation
Cleco Power LLC
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Response dated July 5, 2012
File Nos. 001-15759 and 001-05663

Ladies and Gentlemen:

Set forth below, please find the response of Cleco Corporation (“Cleco”) and Cleco Power LLC (“Cleco Power,” and together with Cleco, the “Registrants”) to the comment that the Registrants received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2012. For your convenience, the Registrants' response is prefaced by the Staff's comment in bold text.

Notes to the Financial Statements, page 74

Note 2. Summary of Significant Accounting Policies, page 74

Property, Plant and Equipment, page 76

1.
We have reviewed your response to prior comment 1 and the correspondence from the FERC entitled Exhibit 1. We also note that the FERC only approved amortization of the wholesale portion of the acquisition adjustment to Account 425. Your response does not indicate how the LPSC viewed the acquisition adjustment or its amortization and whether an order was issued. We believe that ASC 980-350-35-2 provides guidance in applying GAAP to what could analogously be viewed as acquisition adjustments in an asset purchase. Viewing an acquisition adjustment as tantamount to goodwill, this guidance requires that an allowable cost for ratemaking be treated as a regulatory asset. We believe that predominant practice in GAAP is to classify amortization of allowed regulatory assets above-the-line. Please revise.

Response:
In response to the Staff's comment, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, the Registrants agree and will retrospectively reclass the LPSC allowable portion of amortization related to the Acadia Unit 1 plant acquisition adjustment “above the line,” within operating income, as depreciation expense in the Registrants'

U. S. Securities and Exchange Commission
August 1, 2012

respective statements of income to conform them to the presentation used in the 2012 financial statements.

The Registrants have assessed and determined that amounts reclassified from “below the line” as other expense for the amortization of the Acadia Unit 1 plant acquisition adjustment are not material to prior periods or current period financial statements and the reclassification does not require restatement of financial statements from prior periods. Please see Exhibit 1 for the Registrants' assessment of materiality as required by Topic 1.M in the Codification of Staff Accounting Bulletins.

* * *
In providing this response letter to the Staff, the Registrants acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the response set forth herein or requires any further information, please contact the undersigned at 318-484-7591. We appreciate your prompt attention to this matter.

Sincerely,

/s/ Terry L. Taylor
Terry L. Taylor
Controller and Chief Accounting Officer
Cleco Corporation and Cleco Power LLC

EXHIBIT 1

Date:        July 24, 2012

To:        Accounting files

Subject:    Revision of Acadia acquisition adjustment amortization

Issue

The purpose of this analysis is to determine whether amounts reclassified from “below the line” as other expense to “above the line” within depreciation expense for the amortization of the Acadia Unit 1 plant acquisition adjustment (acquisition adjustment) is material to prior periods or current period income statements. The periods affected include the 2010 annual period, the 2011 interim and annual periods and the first quarter of 2012 for Cleco Corporation (Cleco) and Cleco Power LLC (Cleco Power).

Background

In February 2010, Cleco Power acquired Acadia Unit 1 as the “least cost” option from a non-regulated affiliate for $304 million (fair market value) after a competitive bid process which was supervised by an independent monitor appointed by the LPSC. In Docket No. U-31157, the LPSC approved the Acadia Unit 1 acquisition, including the recovery of the entire $304 million fair market value acquisition price. Consistent with ASC 980-810-45, Cleco Power accounted for this transaction at fair market value as the transaction entailed the acquisition of assets from a non-regulated affiliate to a regulated affiliate.
The Federal Energy Regulatory Commission (FERC) Uniform System of Accounts (FERC USA), Electric Plant Instruction 5 requires an electric utility, after receipt of approval by the FERC, to record the original cost of a facility in Account 101 - electric plant in service and any related accumulated depreciation in Account 108 - accumulated provision for depreciation of electric utility plant. Amounts over the net original costs are recorded in Account 114 - electric plant acquisition adjustments, which is included in utility plant for reporting purposes. Accounting Standards Codification (ASC) 360-10-30 requires an asset to be recorded at acquired cost. The acquisition adjustment of $96 million recorded in Account 114 was part of the acquired cost of $304 million for Acadia Unit 1.
On June 21, 2012, Cleco and Cleco Power received a comment letter from the Securities and Exchange Commission (SEC) requesting explanation as to the decision to classify an allowable cost for rate-making purposes “below the line” as other expense rather than “above the line” within operating income for the acquisition adjustment.
On July 5, 2012, Cleco and Cleco Power filed responses to the SEC comment letter explaining the reason for classifying the amortization of the acquisition adjustment “below the line” as other expense, which is detailed below:

“Consistent with the FERC USA and the correspondence received from FERC, included as Exhibit 1, amounts recorded in Account 114 - electric plant acquisition adjustments are amortized to Account 425 - miscellaneous amortization, which is reflected “below the line.” ASC 105-10-05 states that if the guidance for a transaction or event is not specified within a source of authoritative US Generally Accepted Accounting Principles (GAAP) for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider non-authoritative guidance from other sources. ASC 105-10-05 lists “pronouncements of regulatory agencies” as an example of this non-authoritative guidance. Absent specific GAAP literature on the amortization of plant acquisition adjustments to the contrary, Cleco Power applied this accounting to the GAAP financial statements as well.”

On July 19, 2012, Cleco and Cleco Power received a follow-up SEC comment letter providing additional comment. In the follow-up letter the SEC noted that the letter Cleco received from the FERC, which approved the acquisition of Acadia Unit 1, only approved amortization of the wholesale portion of the acquisition adjustment to Account 425 and stated that they believe that predominant GAAP practice is to classify the amortization expense related to allowable costs for ratemaking “above the line” within operating income.
The Registrants subsequently agreed with the Staff's view of the predominant GAAP practice and retrospectively reclassed the LPSC allowable portion of amortization related to the acquisition adjustment “above the line,” within operating income, as depreciation expense, in the Registrants' respective statements of income to conform them to the presentation used in the 2012 financial statements.

Users of Financial Statements

The users of Cleco's and Cleco Power's financial statements include investors, potential investors, financial institutions, credit agencies and the SEC.

Cleco Power, as a regulated utility company, and as a debt registrant, has, by definition, a different investor profile than Cleco. As a debt registrant we believe the users of Cleco Power's financial statements, as a stand alone public registrant, would be focused more on Cleco Power's ability to service debt (EBIDTA) than the typical performance indicators the users of Cleco would otherwise view as relevant to the performance and outlook of Cleco Power.

Assessment of Intentionality

The primary responsibility of preparing Cleco's and Cleco Power's income statements resides in the registrants' accounting services department. The accountants applied guidance received from the FERC USA and the correspondence received from FERC in determining where to record the amortization.

We have no reason to believe the misclassifications were intentional.

Assessment of Materiality

The SEC's Staff Accounting Bulletin Release No. 99 (SAB 99) requires reclassifications to be assessed for materiality both on a quantitative basis and a qualitative basis. The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assessment; however such a “rule of thumb” can only be an initial step in determining materiality. The Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. Materiality requires consideration of the facts in the context of the surrounding circumstances, not just the magnitude of any item.

Materiality and relevance are defined in terms of what influences or makes a difference to a decision maker. Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. Relevant accounting information is capable of making a difference in a decision by helping users to form predictions about the outcomes of past, present, and future events or to confirm or correct prior expectations. Timeliness is an ancillary aspect of relevance. If information is not available when it is needed or becomes available so long after the reported events that is has no value for future action, it lacks relevance and is of little or no use. Timeliness alone cannot make information relevant, but a lack of timeliness can rob information of relevance it might otherwise have had.

Accounting Standards Codification 250-10-45 (Other Presentation Matters), paragraph 27 states,

In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

Quantitative Materiality

Consistent with SEC guidance outlined in the prior section, management has historically used a “rule of thumb” approach for determining a preliminary assessment of materiality. Please see attachments A and B for management's analysis using 5% of pre-tax income, adjusted for one time related events, as its preliminary assessment of materiality.

Management, investors, regulators and credit agencies measure performance based on, among other things, pre-tax income, EBITDA, debt to equity ratios, return on equity and total shareholder return. Additionally, management considers key performance metrics that are used by peer utility companies, investors and credit agencies. Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Additionally, period over period kilowatt hour sales analytics are used within the utility industry in order to measure sales trends among customer classes. Investors in utilities typically make investment decisions on 1) dividend rate, 2) dividend payout ratio and 3) price/earnings (PE) multiple.

The analysis in attachment C indicates that the reclassifications did not have a material impact on Cleco's or Cleco Power's major income statement line items for the 2010 and 2011 interim and annual periods or the first quarter of 2012. The percentage change was 2.6% or less for the major income statement lines affected, which includes depreciation, total operating expenses and operating income. The only other line affected by the reclassifications was other expense, which changed by more than 5%, but the highest dollar value change for this line item was approximately $2.7 million, which is significantly less than the materiality dollar threshold shown in attachments A and B.

The reclassifications do not have an effect on the trend of earnings because they do not affect net income. Additionally, the reclassifications do not impact any other performance metric used by management, credit agencies or investors.

Based on the above analysis, management believes a reasonable investor would not have been impacted by the revision of income statement information from that previously reported.

Qualitative Materiality

SAB 99 provides nine criteria which “may well render material a quantitatively small misstatement of a financial statement item.” SAB 99 states that this list is not exhaustive; however for purposes of assessing the qualitative materiality of the reclassifications, the nine criteria were considered.

Based on the discussion below of each of the nine criteria in SAB 99, management has determined that the reclassifications are not qualitatively material. All italicized words are quotes from SAB 99.

Per SAB 99, “among the considerations that may well render material a quantitatively small misstatement of a financial statement item are” -

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate -

The reclassifications relate to the location of the amortization related to the acquisition adjustment on the income statement. The recording of amortization is a precise measurement and does not involve a significant level of judgment.

•	whether the misstatement masks a change in earnings or other trends -

The reclassifications do not mask a change in earnings or other trends because the reclassifications do not impact pre-tax or net income. Long term trends in Cleco's and Cleco Power's depreciation is not significantly impacted. Long term trends in Cleco's and Cleco Power's income is not impacted. See discussion in Quantitative Materiality section.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise -

The reclassifications do not hide a failure to meet analysts' consensus expectations for either Cleco or Cleco Power because they do not impact pre-tax or net income.

•	whether the misstatement changes a loss into income or vice versa -

The reclassifications do not change a loss into income or vice versa because they do not impact pre-tax or net income.

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability -

The reclassifications concern Cleco, an equity registrant, and Cleco Power, a debt only registrant. The reclassifications do not adversely impact any of management's key performance indicators such as pre-tax income or any credit metrics used by credit agencies.

•	whether the misstatement affects the registrant's compliance with regulatory requirements -

The reclassifications do not affect Cleco's or Cleco Power's compliance with regulatory requirements.

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements -

The reclassifications do not affect the registrant's compliance with loan covenants or other contractual requirements. The reclassifications do not affect the balance sheet or pre-tax or net income.

•	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation -

The reclassifications do not have the effect of increasing management's compensation since there was no impact to pre-tax or net income.

•	whether the misstatement involves concealment of an unlawful transaction -

The reclassifications do not involve the concealment of an unlawful transaction. As previously stated, the reclassifications involved the location of the amortization on the income statement.

Conclusion

Based on the combined quantitative and qualitative factors listed below, management concludes that a reasonable person's decision relying on this information would not have been changed or influenced by the reclassifications for 2010, 2011 or 2012. Key factors in reaching this conclusion include:

•	The reclassifications do not have an effect on the balance sheet, pre-tax or net income, statement of cash flows or any footnote disclosures for all applicable periods.

•	The impact of the reclassifications on the major income statement line items is less than 1.0% for most periods, with the highest adjustment being 2.6%.

•	There is no impact on the trend of earnings due to the reclassifications.

•	Management, investors, and credit agencies measure performance based on, among other things, pre-tax income, debt to equity ratios, operational earnings per share, return on equity and total shareholder return. The reclassifications do not adversely impact any of these performance metrics.

•	The reclassifications did not affect compliance with loan covenants, other contractual requirements or any regulatory requirements.

•	The misstatements were unintentional and did not affect management compensation.

•
The Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. Management concludes that the reclassifications do not significantly alter the total mix of information available.

•	Investors in utilities typically make investment decisions on 1) dividend rate, 2) dividend payout ratio and 3) price/earnings (PE) multiple.

Based on the analysis above, as well as the quantitative analysis included as Attachment C, management has concluded that the income statements for the 2010 annual period, the 2011 interim and annual periods, and the first quarter of 2012 are materially correct and that no restatement of previously issued information is necessary.

In order to provide comparability between the quarters and years ended 2010, 2011, and 2012, management will revise the amortization in the income statements in order to conform to the correct presentation. The reclassification will also be supplemented by a footnote disclosure regarding the nature of the reclassification. The following is the footnote disclosure that will accompany the second quarter 2012 income statements for Cleco and Cleco Power:

During the second quarter of 2012, the Registrants began recording the LPSC allowable portion of the amortization of the plant acquisition adjustment related to Acadia Unit 1 as depreciation expense on the Registrants' Condensed Consolidated Statements of Income. Previously, this amortization was recorded as other expense. The Registrants have reclassified prior year amounts to conform to this presentation. This change increased depreciation and decreased other expenses by $0.7 million and $1.4 million for the three and six months ended June 30, 2012, respectively. The change for the same periods in 2011 was also $0.7 million and $1.4 million, respectively.

Cleco Corporation and Subsidiaries
Attachment A - Materiality calculation

(in thousands)	Actual	Actual	Orig budget
	2,010	2,011	2,012
Pre-tax income	397,889	298,745	228,275
Exclude one time events:
Evangeline transactions	(148,402)	—	—
Acadia Unit 1 transaction	(40,922)	—	—
Acadia Unit 2 transaction	—	(62,000)	—
Adjusted pre-tax income	208,565	236,745	228,275
Materiality threshold %	0.05	0.05	0.05
Materiality dollar	10,428	11,837	11,414

Cleco Power Consolidated
Attachment B - Materiality calculation

(in thousands)	Actual	Actual	Orig budget
	2,010	2,011	2,012
Pre-tax income	222,512	212,244	212,125
Exclude one time events:
	—	—	—
Adjusted pre-tax income	222,512	212,244	212,125
Materiality threshold %	0.05	0.05	0.05
Materiality dollar	11,126	10,612	10,606

Cleco Corporation
	March 31, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	24,253	24,492	239	1%
Total operating expenses	216,386	216,625	239	0.1%
Operating income	55,901	55,662	(239)	(0.4)%

Other expense	925	686	(239)	(25.8)%
Income before income taxes	229,836	229,836	—	—
Net income	149,970	149,970	—	—

	June 30, 2010 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	29,798	30,512	714	2.4%
Total operating expenses	195,809	196,523	714	0.4%
Operating income	80,094	79,380	(714)	(0.9)%

Other expense	2,577	1,863	(714)	(27.7)%
Income before income taxes	52,575	52,575	—	—
Net income	35,186	35,186	—	—

	June 30, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	54,051	55,003	952	1.8%
Total operating expenses	412,197	413,149	952	0.2%
Operating income	135,991	135,039	(952)	(0.7)%

Other expense	2,962	2,010	(952)	(32.1)%
Income before income taxes	282,411	282,411	—	—
Net income	185,155	185,155	—	—

	September 30, 2010 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	28,847	29,561	714	2.5%
Total operating expenses	243,905	244,619	714	0.3%
Operating income	99,987	99,273	(714)	(0.7)%

Other expense	1,416	702	(714)	(50.4)%
Income before income taxes	79,767	79,767	—	—
Net income	49,612	49,612	—	—

	September 30, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	82,899	84,565	1,666	2%
Total operating expenses	656,101	657,767	1,666	0.3%
Operating income	235,980	234,314	(1,666)	(0.7)%

Other expense	4,379	2,713	(1,666)	(38.1)%
Income before income taxes	362,179	362,179	—	—
Net income	234,768	234,768	—	—

Attachment C

Cleco Power
	March 31, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	22,647	22,886	239	1.1%
Total operating expenses	209,658	209,897	239	0.1%
Operating income	53,869	53,630	(239)	(0.4)%

Other expense	906	667	(239)	(26.3)%
Income before income taxes	44,655	44,655	—	—
Net income	32,160	32,160	—	—

	June 30, 2010 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	28,162	28,876	714	2.5%
Total operating expenses	189,892	190,606	714	0.4%
Operating income	81,308	80,594	(714)	(0.9)%

Other expense	1,374	660	(714)	(52)%
Income before income taxes	58,325	58,325	—	—
Net income	39,089	39,089	—	—

	June 30, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	50,808	51,760	952	1.9%
Total operating expenses	399,549	400,501	952	0.2%
Operating income	135,176	134,224	(952)	(0.7)%

Other expense	2,280	1,328	(952)	(41.8)%
Income before income taxes	102,980	102,980	—	—
Net income	71,249	71,249	—	—

	September 30, 2010 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	27,133	27,847	714	2.6%
Total operating expenses	237,488	238,202	714	0.3%
Operating income	94,989	94,275	(714)	(0.8)%

Other expense	1,339	625	(714)	(53.3)%
Income before income taxes	78,903	78,903	—	—
Net income	52,335	52,335	—	—

	September 30, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	77,941	79,607	1,666	2.1%
Total operating expenses	637,037	638,703	1,666	0.3%
Operating income	230,165	228,499	(1,666)	(0.7)%

Other expense	3,619	1,953	(1,666)	(46)%
Income before income taxes	181,883	181,883	—	—
Net income	123,584	123,584	—	—

Cleco Corporation
	December 31, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	112,203	114,584	2,381	2.1%
Total operating expenses	853,325	855,706	2,381	0.3%
Operating income	295,341	292,960	(2,381)	(0.8)%

Other expense	6,991	4,610	(2,381)	(34.1)%
Income before income taxes	397,889	397,889	—	—
Net income	255,391	255,391	—	—

	March 31, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	29,098	29,812	714	2.5%
Total operating expenses	188,456	189,170	714	0.4%
Operating income	65,234	64,520	(714)	(1.1)%

Other expense	1,318	604	(714)	(54.2)%
Income before income taxes	41,211	41,211	—	—
Net income	29,016	29,016	—	—

	June 30, 2011 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	29,985	30,699	714	2.4%
Total operating expenses	202,628	203,342	714	0.4%
Operating income	70,295	69,581	(714)	(1)%

Other expense	1,344	630	(714)	(53.1)%
Income before income taxes	106,868	106,868	—	—
Net income	70,348	70,348	—	—

	June 30, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	59,084	60,512	1,428	2.4%
Total operating expenses	391,088	392,516	1,428	0.4%
Operating income	135,525	134,097	(1,428)	(1.1)%

Other expense	2,661	1,233	(1,428)	(53.6)%
Income before income taxes	148,077	148,077	—	—
Net income	99,363	99,363	—	—

	September 30, 2011 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	30,557	31,237	680	2.2%
Total operating expenses	235,401	236,081	680	0.3%
Operating income	116,180	115,500	(680)	(0.6)%

Other expense	3,360	2,680	(680)	(20.2)%
Income before income taxes	90,579	90,579	—	—
Net income	65,842	65,842	—	—

Cleco Power
	December 31, 2010 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	105,586	107,967	2,381	2.3%
Total operating expenses	827,805	830,186	2,381	0.3%
Operating income	292,650	290,269	(2,381)	(0.8)%

Other expense	6,206	3,825	(2,381)	(38.4)%
Income before income taxes	222,512	222,512	—	—
Net income	147,405	147,405	—	—

	March 31, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	27,401	28,115	714	2.6%
Total operating expenses	182,804	183,518	714	0.4%
Operating income	67,819	67,105	(714)	(1.1)%

Other expense	1,289	575	(714)	(55.4)%
Income before income taxes	44,430	44,430	—	—
Net income	30,030	30,030	—	—

	June 30, 2011 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	28,282	28,996	714	2.5%
Total operating expenses	192,916	193,630	714	0.4%
Operating income	75,548	74,834	(714)	(0.9)%

Other expense	1,341	627	(714)	(53.3)%
Income before income taxes	51,573	51,573	—	—
Net income	35,694	35,694	—	—

	June 30, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	55,683	57,111	1,428	2.6%
Total operating expenses	375,722	377,150	1,428	0.4%
Operating income	143,365	141,937	(1,428)	(1)%

Other expense	2,618	1,190	(1,428)	(54.5)%
Income before income taxes	96,003	96,003	—	—
Net income	65,724	65,724	—	—

	September 30, 2011 QTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	28,859	29,539	680	2.4%
Total operating expenses	232,121	232,801	680	0.3%
Operating income	110,175	109,495	(680)	(0.6)%

Other expense	1,881	1,201	(680)	(36.1)%
Income before income taxes	85,489	85,489	—	—
Net income	53,833	53,833	—	—

Cleco Corporation
	September 30, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	89,641	91,680	2,039	2.3%
Total operating expenses	626,489	628,528	2,039	0.3%
Operating income	251,704	249,665	(2,039)	(0.8)%

Other expense	4,969	2,930	(2,039)	(41)%
Income before income taxes	238,656	238,656	—	—
Net income	165,205	165,205	—	—

	December 31, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	119,790	122,509	2,719	2.3%
Total operating expenses	816,278	818,997	2,719	0.3%
Operating income	301,035	298,316	(2,719)	(0.9)%

Other expense	8,434	5,715	(2,719)	(32.2)%
Income before income taxes	298,745	298,745	—	—
Net income	195,848	195,848	—	—

	March 31, 2012 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	31,167	31,847	680	2.2%
Total operating expenses	167,800	168,480	680	0.4%
Operating income	54,973	54,293	(680)	(1.2)%

Other expense	1,335	655	(680)	(50.9)%
Income before income taxes	43,441	43,441	—	—
Net income	30,031	30,031	—	—

Cleco Power
	September 30, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	84,543	86,582	2,039	2.4%
Total operating expenses	607,843	609,882	2,039	0.3%
Operating income	253,538	251,499	(2,039)	(0.8)%

Other expense	4,499	2,460	(2,039)	(45.3)%
Income before income taxes	181,492	181,492	—	—
Net income	119,557	119,557	—	—

	December 31, 2011 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	112,846	115,565	2,719	2.4%
Total operating expenses	790,302	793,021	2,719	0.3%
Operating income	307,180	304,461	(2,719)	(0.9)%

Other expense	6,586	3,867	(2,719)	(41.3)%
Income before income taxes	212,244	212,244	—	—
Net income	142,835	142,835	—	—

	March 31, 2012 YTD
(thousands)	As reported	Adjusted	change	% change

Depreciation	29,410	30,090	680	2.3%
Total operating expenses	163,634	164,314	680	0.4%
Operating income	58,986	58,306	(680)	(1.2)%

Other expense	1,331	651	(680)	(51.1)%
Income before income taxes	41,312	41,312	—	—
Net income	26,805	26,805	—	—